

WashTec AG

SUPPL


RECEIVED
JUL 1 9 2010
193

WashTec AG • Argonstrasse 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

July 12, 2010

Re: *Washtec AG*
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release and AdHoc Release of **July 12th, 2010** regarding the change in the Management Board (**"WashTec AG: Change in the Management Board"**).
The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o. F. Fitter

p.o. Florian Fitter

WashTec AG | Argonstrasse 7 • D-86153 Augsburg Germany | Telefon: +49 (0) 821/5584-0 | Telefax: +49 (0) 821/5584-1204 | Internet: www.washtec.de

Management Board: Thorsten Krüger (Spokesman), Christian Bernert
Chairman of the Supervisory Board: Michael Busch

Banking Details: Deutsche Bank Augsburg, BLZ: 720 700 01, Kto.-Nr.: 024261000
Registered Office: Augsburg, HRB 81 Commercial Register Augsburg

WashTec

AdHoc Release
WashTec AG: Change in the Management Board


SEC MAIL PROCESSING
RECEIVED
JUL 19 2010
WASH, DC
SECTION
193

Augsburg, July 12, 2010 - WashTec AG, the worldwide leading provider of innovative vehicle washing solutions, announces a change in its management board.

Christian Bernert, member of the management board responsible for Finance, Administration and Supply Chain, will resign on his own request effective August 31, 2010 to pursue a career opportunity outside of WashTec.

Houman Khorram, since 2004 employed by WashTec, will succeed Mr. Bernert and serve as member of the management board of WashTec AG effective September 1, 2010.

Mr. Khorram joined WashTec from Roland Berger Consulting in 2004. He was in charge of Finance and Controlling for the WashTec Group until 2008. Since then Mr. Khorram is in heading WashTec's Business Development including the Wash Chemicals and Financial Services businesses.

WashTec AG, Argonstr. 7, 86153 Augsburg
ISIN: DE0007507501
Listed: Official market in Frankfurt (Prime Standard); OTC market in Berlin-Bremen, Düsseldorf, Munich and Stuttgart

Contact:
Karoline Kalb, Investor Relations

WashTec AG
Argonstraße 7
86153 Augsburg
Tel.: +49 (0)821 - 55 84 - 1134
Fax: +49 (0)821 - 55 84 - 1135


WashTec
SEC MAIL PROCESSING
RECEIVED
JUL 19 2010
WASH, D.C.
193
SECTION

Press Release:

WashTec AG: Change in the Management Board

Augsburg, July 12, 2010 - WashTec AG, the worldwide leading provider of innovative vehicle washing solutions, announces a change in its management board.

Christian Bernert, member of the management board responsible for Finance, Administration and Supply Chain, will resign on his own request effective August 31, 2010 to pursue a career opportunity outside of WashTec.

Houman Khorram, since 2004 employed by WashTec, will succeed Mr. Bernert and serve as member of the management board effective September 1, 2010. Mr. Khorram will be responsible for Finance, Administration, Business Development and Product Development. Thorsten Krueger, CEO of WashTec AG, who is heading Sales and Service, will take over the responsibility for Supply Chain.

Mr. Khorram joined WashTec from Roland Berger Consulting in 2004. He was in charge of Finance and Controlling for the WashTec Group until 2008. Since then Mr. Khorram is in heading WashTec's Business Development including the Wash Chemicals and Financial Services businesses.

Over the past years, WashTec AG has successfully developed the international production, sales and service of car wash equipment. Management Board and Supervisory Board would like to thank Mr. Bernert for his successful contribution in shaping and setting the focus for the future of WashTec AG.

WashTec AG, Argonstr. 7, 86153 Augsburg
ISIN: DE0007507501
Listed: Official market in Frankfurt (Prime Standard); OTC market in Berlin-Bremen, Düsseldorf, Munich and Stuttgart



Contact:
Karoline Kalb, Investor Relations

WashTec AG
Argonstraße 7
86153 Augsburg
Tel.: +49 (0)821 - 55 84 - 1134
Fax: +49 (0)821 - 55 84 - 1135